Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

December 9, 2020

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Keira Nakada

Doug Jones

Daniel Morris

Lilyanna Peyser

Re:	PET Acquisition LLC

Amendment No. 2 to Draft Registration Statement on Form S-1

Confidentially Submitted on November 20, 2020

CIK No. 0001826470

Ladies and Gentlemen:

On behalf of our client PET Acquisition LLC, a Delaware limited liability company (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated December 2, 2020 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (“Submission No. 3”). The Staff’s comments are set forth below, followed by the corresponding responses from the Company. For ease of reference, the headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses are set forth in ordinary type beneath the Staff’s comments, which are set out in bold-type. The page references in the Company’s responses correspond to the page numbers of the Registration Statement on Form S-1 filed on December 3, 2020 (the “Registration Statement”).

Summary, page 1

1.	Please revise the prospectus summary to clarify that no public stockholders will be eligible to convert the Class A shares.

We advise the Staff that the Registration Statement has been revised on page 16 to clarify that, consistent with the corresponding disclosure included on page 154, no public stockholders will be eligible to convert the share of Class A common stock into shares of any other class of the Company’s common stock.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

December 9, 2020

Our Sponsors, page 13

2.

We note your response to prior comment 2. We note that the merger in January 2016 was partially financed by the private placement of the Floating Rate Senior Notes. Please disclose the portion of the transaction funded by the Floating Rate Senior Notes, quantify the remainder of the transaction amount, and disclose how the remainder of the transaction was financed. In addition, please explain the relationship of Pet Animal Supplies to your company. Please also identify the other sponsors that participated in the merger transaction and disclose the parties’ holdings upon completion of the merger. In this regard, we note that your references to certain co-investors and certain noteholders are non-specific.

The Company proposes to revise in the next filing the disclosure that currently appears on pages 12 and 13 of the Registration Statement to provide more information regarding the financing of the merger transaction. These revisions also clarify that Petco Animal Supplies, Inc. is our wholly-owned operating subsidiary, and provide more information regarding the issuance of the 3.00% Senior Notes. Further, as disclosed in the proposed revisions, all of the co-investors in Scooby LP other than CVC and CPP Investments are passive investors with no voting or investment authority related to Scooby LP’s equity interests in the Company. Based on the limited nature of these investors’ interests, the Company believes that the identities of the passive investors are not material to investors and therefore are not required to be included. For ease of review, we have included these proposed revisions below, marked to show changes from Submission No. 3.

We are currently controlled by Scooby LP, which is directly and/or indirectly owned by certain funds (the “CVC Funds”) that are advised and/or managed by CVC Capital Partners (“CVC”), CPP Investments, a Canadian company (together with its affiliates, “CPP Investments” and together with the CVC Funds, our “Sponsors”), and certain passive co-investors. Prior to the completion of this offering, Scooby LP will transfer our equity that it holds to a newly formed and wholly owned subsidiary (our “Principal Stockholder”).

Our Sponsors acquired their direct and indirect interests in us in connection with our formation and as contemplated by that certain Agreement and Plan of Merger, executed in November 2015 (the “Merger Agreement”). Pursuant to the Merger Agreement, in January 2016, a wholly owned subsidiary of ours (“Merger Sub”) was merged with and into Petco Holdings, Inc. with Petco Holdings, Inc. surviving as a wholly owned subsidiary of ours and converting from a Delaware corporation to a Delaware limited liability company, for an aggregate purchase price of approximately $4.7 billion, excluding fees and expenses. Following the closing of the transactions contemplated by the Merger Agreement, we ~~and certain co-investors~~ directly owned and controlled Petco Holdings, Inc. LLC.

The transactions contemplated by the Merger Agreement, when including fees and expenses, were ~~partially~~ financed by: (1) the contribution of equity in an aggregate amount of approximately $1.5 billion by CVC, CPP Investments and passive co-investors; (2) the borrowing of approximately $2.5 billion under the term loan facility (as defined herein); (3) a draw

December 9, 2020

of $0.1 billion on the revolving credit facility (as defined herein); and (4) the issuance by Merger Sub of $0.8 billion in aggregate principal amount of the Floating Rate Senior Notes (as defined herein) ~~issued by Merger Sub~~ in a private placement offering. ~~Pet~~Petco Animal Supplies, Inc., a wholly owned subsidiary of Merger Sub and our current operating subsidiary, subsequently assumed the obligations of Merger Sub under the Floating Rate Senior Notes. Further, in connection with the merger, we issued the 3.00% Senior Notes (as defined herein) to certain ~~noteholders~~equityholders , including Scooby LP, as a means of ~~providing for the~~facilitating a potential distribution of cash ~~at a later date to our new owners as the noteholders~~to such equityholders. To facilitate this offering, as described below, ~~the noteholders~~our equityholders have elected to contribute such notes to us in exchange for additional equity prior to the completion of this offering.

Principal Stockholders, page 151

3.	Please disclose the natural person(s) possessing investment and/or voting power over the shares held by the entities listed in your principal stockholders table.

The Company proposes to revise in the next filing footnotes (3) and (4) to the principal stockholders table that currently appear on page 147 of the Registration Statement to disclose the natural persons possessing investment and voting power over the shares held by CVC and CPP Investments, respectively. For ease of review, we have included these proposed revisions below, marked to show changes from Submission No. 3.

(3) Investment and voting power with regard to shares ~~indirectly beneficially~~directly held by CVC Pet LP rests with the Board of Directors of its general partner, CVC Scooby Jersey GP Limited. Certain investment funds managed by CVC Capital Partners VI Limited wholly own CVC Scooby Jersey GP Limited, and investment and voting power with regard to the shares held by such funds rests with the Board of Directors of CVC Capital Partners VI Limited, which ~~Board~~board consists of ~~three or more individuals~~Carl Hansen, Victoria Cabot, John Maxey, and Fred Watt, each of whose ~~with~~ address is c/o CVC ~~Scooby Jersey GP~~Capital Partners VI Limited, 27 Esplanade, St Helier, Jersey JE1 1SG, Channel Islands~~, and the~~. Each of these individuals may be deemed to indirectly share voting and/or investment power over the shares held of record by Scooby LP. The approval of a majority of ~~the individuals is required. Each~~such directors is required to make any investment or voting decision with regard to any shares beneficially owned by CVC Pet LP, and as such, each such individual disclaims beneficial ownership of ~~the securities held of record by Scooby LP~~such shares .

(4) Investment and voting power with regard to shares indirectly beneficially held by CPP Investments (through Scooby LP) rests with Canada Pension Plan Investment Board. ~~None of the members of the board of directors of Canada Pension Plan Investment Board has sole~~ Mark Machin is the President and Chief Executive Officer of Canada Pension Plan Investment Board and, in such capacity, may be deemed to have voting ~~or~~and dispositive power with respect to the shares of common stock beneficially owned by Canada Pension Plan Investment Board. Mr. Machin disclaims beneficial ownership over any such shares. The address of Canada Pension Plan Investment Board is One Queen Street East, Suite 2500, P.O. Box 101, Toronto, Ontario, M5C 2W5, Canada.

December 9, 2020

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Should you have any questions on this letter, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,

/s/ Andrew L. Fabens

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	Ilene Eskenazi, General Counsel of PET Acquisition LLC

John Faulkner, Partner of Ernst & Young

Christine Baumann, Partner of Ernst & Young